Unico American Corporation
                             23251 Mulholland Drive
                      Woodland Hills, California 91364-2732
                        (818) 591-9800 FAX (818) 591-9822


VIA EDGAR

October 16, 2006

Mr. Jim B. Rosenberg Senior
Assistant Chief Accountant
Division of Corporate
Finance Securities and Exchange Commission
Washington, D.C. 20549


Re:            Unico American Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2005 File No. 000-03978

Dear Mr. Rosenberg:

Set forth below are the responses of Unico American Corporation (the "Company") to the comments contained in your letter of June 22, 2006, addressed to Mr. Erwin Cheldin, President and Chief Executive Officer of the Company, as revised in response to the follow up comments of Ms. Ibolya Ignat which were verbally delivered over the telephone on September 13, 2006, to Mr. Lester Aaron, Treasurer and Chief Financial Officer of the Company. We appreciate that the nature of your review of our filing was to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing. For the convenience of the reader, each response, which is in disclosure-type format, is preceded by the comment to which it is responding. References in this letter to future filings are references to our future Annual Reports on Form 10-K.

The responses to the staff's comments have been revised in response to the follow up comments received from Ms. Ignat. Non-material changes have also been made to the responses to the other staff comments as set forth in our letter of July 31, 2006.

                                   * * * * * *

                                   SEC Comment
                                   -----------

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
 Operations, page 16
 -------------------

Significant Accounting Policies. Page 30
----------------------------------------

Losses and Loss Adjustment Expense. page 30
-------------------------------------------

1. We believe your disclosure regarding the estimation of the reserve for losses and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's process for establishing the estimate, 2) the reasons for changes in the historical estimate, 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience, and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in providing us your responses to comments listed below. Your response should be in disclosure-type format. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

                                   SEC Comment
                                   -----------

   o Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. Because IBNR reserve estimates are more imprecise, please disclose these amounts separately from case reserves.

                                Company Response
                                ----------------

In future filings, we will enhance the document by adding a disclosure similar to the following:

The Company's liability for unpaid loss and loss adjustment expense (reserves) consists of case reserves and reserves for incurred but not reported (IBNR) claims. Case reserves are established by claims personnel based on a review of the facts known at the time the claim is reported and are subsequently revised as more information about a claim becomes known. IBNR is computed using various actuarial methods and techniques and includes (1) reserves for losses and loss adjustment expenses on claims that have occurred but for which claims have not yet been reported to the Company, and (2) a provision for expected future development on case reserves for information not currently known.

The Company's loss and loss adjustment expense reserves are as follows:

                                           Year ended December 31
                                           ----------------------
                                  2005              2004              2003
                                  ----              ----              ----
Direct reserves
  Case reserves                $23,114,548       $19,699,000       $24,699,090
  IBNR reserves                 78,800,000        67,770,000        53,440,000
                               -----------        -----------       ----------
    Total direct reserves     $101,914,548       $87,469,000       $78,139,090
                               ===========        ==========        ==========

Reserves net of reinsurance
  Case reserves                $19,135,467       $17,879,989       $21,543,861
  IBNR reserves                 57,100,000        49,470,000        37,340,000
                                ----------       -----------        ----------
    Total net reserves         $76,235,467       $67,349,989       $58,883,861
                                ==========       ===========        ==========

                                   SEC Comment
                                   -----------

   o We are aware that there are different methodologies for the short-tail vs. long-tail business. As it appears that you have short-tail and long-tail contracts grouped within your commercial multiple peril business line, please provide a description of the methodology used by tail in addition to your current disclosures. In addition please disclose the following:


      1) Please disclose your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

      2) Please describe the nature and frequency of your procedures for determining management's best estimate of loss reserves on both an annual and interim reporting basis.

                                Company Response
                                ----------------

In future filings, we will enhance the document by adding a disclosure similar to the following:

Some lines of insurance are commonly referred to as "long-tail" lines because of the extended time required before claims are ultimately settled. Lines of insurance in which claims are settled relatively quickly are called "short-tail" lines. It is generally more difficult to estimate loss reserves for long-tail lines because of the long period that elapses between the occurrence of a claim and its final disposition and the difficulty of estimating the settlement value of the claim. The Company's short-tail lines consist of its property coverages and its long-tail lines consist of its liability coverages. However, compared to other long-tail liability lines that are not underwritten by the Company, such as workers' compensation, professional liability, umbrella liability, and medical malpractice, the Company's liability claims tend to be settled relatively quicker.

The Company`s consolidated financial statements include estimated reserves for unpaid losses and related loss adjustment expenses of the insurance company operation. The Company sets loss and loss adjustment expense reserves at each balance sheet date at management's best estimate of the ultimate payments that it anticipates will be made to settle all losses incurred and all related loss adjustment expenses incurred as of that date, for both reported and unreported claims.

The accurate establishment of loss and loss adjustment expense reserves is a difficult process, as there are many factors that can ultimately affect the final settlement of a claim and, therefore, the reserve that is needed. Estimates are based on a variety of industry data and on the Company's current and historical accident year claims data, including but not limited to reported claim counts, open claim counts, closed claim counts, closed claims counts with payments, paid losses, paid loss adjustment expenses, case loss reserves, case loss adjustment expense reserves, earned premiums and policy exposures, salvage and subrogation, and unallocated loss adjustment expenses paid. Many other factors including changes in reinsurance, changes in pricing, changes in policy forms and coverage, changes in underwriting and risk selection, and legislative changes are also taken into account. The information that management uses to arrive at its best reserve estimate comes from many sources within the Company, including its accounting, legal, claims, and underwriting departments. Informed managerial judgment is applied throughout the reserving process.


At the end of each fiscal quarter, the Company's reserves are re-evaluated for each accident year (i.e., for all claims incurred within each year) by a committee consisting of the Company's executive vice president, the Company's chief financial officer, and an independent consulting actuary. The Company uses the loss ratio method to estimate ultimate claims costs on the current accident year. The current accident year IBNR reserves are initially determined by multiplying earned premiums for the year by the expected loss and loss adjustment expense ratio, then subtracting the current accident year's cumulative incurred (paid plus case reserves) to date. This initial IBNR reserve is adjusted as subsequent development of that accident year takes place.

The Company also applies several additional standard actuarial methods to the historical claims cost data to estimate its unpaid claims liability for each accident year. The additional standard methods include loss development methods and Bornhuetter-Ferguson methods, both of which can be applied to paid loss and loss adjustment expense (claims costs), reported incurred (paid plus case reserve) claims costs, and/or claim counts. These methodologies do not vary by tail length; however, certain parameters do vary. In particular, loss development factors for short-tail property claims are different than for long-tail liability claims.

In addition to applying the various standard methods to the data, an extensive series of diagnostic tests of the resultant reserve estimates are applied to determine management's best estimate of the unpaid claims liability. Among the statistics reviewed for each accident year are loss and loss adjustment expense development patterns, frequencies (expected claim counts), severities (average cost per claim), loss and loss adjustment expense ratios to premium, and loss adjustment expense ratios to loss. When there is clear evidence that the actual claims costs emerged are different than expected for any prior accident year, the claims cost estimates for that year are revised accordingly.

                                   SEC Comment
                                   -----------

   o Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e., represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the loss reserving methodology herein, how you determine the provision for uncertainty.

                                Company Response
                                ----------------

In future filings, we will enhance the document by adding a disclosure similar to the following:

The Company's actuarially based loss and loss adjustment expense reserve methodology does not include an implicit or explicit provision for uncertainty. Insurance claims costs are inherently uncertain. There is not a precise means of quantifying a provision for uncertainty when determining an appropriate liability for unpaid claims costs. Rather, the potential for claims costs being less than estimated and the potential for claims costs being more than estimated are considered when selecting the parameters to be used in the application of the actuarial methods and when testing the estimates for reasonableness. Management believes that its recorded loss and loss adjustment expense reserve makes reasonable provision for its liability for unpaid claims costs.

                                   SEC Comment
                                   -----------

   o It appears that you have significantly revised your estimate of loss reserves recorded in prior years. You state in your disclosures that loss emergence related to prior accident years was favorable due to settlement of claims at lesser amounts than initially reserved, but it is unclear to us the reason(s) for the favorable development. As such identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates. Ensure that your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required. Disclose any trends necessary to understand the change in estimate. Please explain the rationale for a change in estimate that does not correlate with trends.

                              SEC Follow-Up Comment
                              ---------------------

   o Please revise the proposed presentation to include an explanation for the favorable development that resulted in the recording of the $3.824 million decrease in provision of prior years in 2005.

                                Company Response
                                ----------------
In future filings, we will enhance the document by adding a disclosure similar to the following:

At each quarterly review, actual claims costs that emerge are compared with the claims costs that were expected to emerge during that development period. Sometimes the previous claims cost estimates prove to have been too high; sometimes they prove to have been too low. In the case of the Company, the estimates proved to be too high in two of the past three years and too low in one of the past three years. No single year exceeded a variance of more than 5.7% of total loss and loss adjustment expense reserves and the average for all three years was less than 1% of total loss and loss adjustment expense reserves, as documented in the following table.

                                                                                         Calendar Year Ended December 31,
                                                                                         --------------------------------
                                                                                      2005             2004             2003
                                                                                      ----             ----             ----
Net reserves for unpaid losses and loss adjustment expenses at beginning of year   $67,349,989      $58,883,861      $53,596,945

Net increase (decrease) in provision for events of prior years                     $(3,824,464)       $(835,424)      $2,751,585
                                                                                     ---------          -------        ---------
Percent of development to beginning reserves                                           (5.7%)           (1.4%)            5.1%
                                                                                        ---              ---              ---

Accident years 2000 through 2004 account for approximately 95% and accident years 2003 and 2004 account for approximately 53% of the $3.8 million favorable development during calendar year 2005.

The differences between actual and expected claims costs are typically not due to one specific factor, but a combination of many factors such as the period of time between the initial occurrence and the final settlement of the claim, current and perceived social and economic inflation, and many other economic, legal, political, and social factors. Because of these and other factors, actual loss and loss adjustment expense payments should be expected to vary, perhaps significantly, from any estimate made prior to the settling of all claims.

Moreover, unexpected (and sometimes unreasonable) jury, court, or arbitrator verdicts can cause a single claim to have a significant impact on claims costs. The adverse development in calendar year 2003 was primarily attributable to one such claim. That claim was a loss in excess of policy limits arising from a policy issued in 1993. After the appellate court reversed two favorable summary judgments, the claim was resolved on August 1, 2003, for $4 million through binding arbitration. Available reinsurance limits in 1993 were $2,000,000 plus pro-rata loss adjustment expenses. As a result of the binding arbitration decision, in 2003 the Company incurred adverse development on this claim, net of reinsurance, of approximately $2,000,000.

On the other hand, there are calendar years such as 2005 where reasonable expectations are serendipitously avoided. In total, claims cost payments during 2005 for prior accident years were well below the payments that were anticipated. The claims costs that were incurred during 2005 were also below what was anticipated. In addition, while typically the claims costs incurred on many claims increase while others decrease, the Company was fortunate that in 2005 the decreases more than offset the increases that emerged during the year. The favorable development in 2005 underscores the inherent uncertainty in insurance claims costs, especially for a very small insurer.

                          Supplemental Comment to Staff
                          -----------------------------

The information regarding the above described 1993 claim was fully disclosed in the Company's 2004 and 2003 filings.

                                   SEC Comment
                                   -----------
   o Please identify and describe separately for the short and long tail business the key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

      1) For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

      2) Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

                              SEC Follow-Up Comment
                              ---------------------

   o Please revise your proposed disclosure of the key assumptions that materially affect the reserve estimate to specifically name the assumption currently labeled "development patterns" by major homogenous category analyzed. In addition, please also clarify that management has not made any changes to the key assumptions that had a significant effect on our financial statements or clarify the effect of any changes on the financial statement.

                               Company Response:
                                ----------------

In future filings, we will enhance the document by adding a disclosure similar to the following:

The Company underwrites four statutory annual statement lines of business: (1) commercial multiple peril, (2) liability other than automobile and products, (3) fire, and (4) allied lines. Commercial multiple peril policies comprised 96.5% of the Company's 2005 premium volume. Commercial multiple peril policies include both property and liability coverages. For all of the Company's coverages and lines of business, the Company's actuarial loss and loss adjustment expense reserving methods require assumptions that can be grouped into two key categories: (1) expected loss and loss adjustment expense, required by the expected loss ratio and Bornhuetter-Ferguson methods, and (2) expected development patterns, required by the loss development and Bornhuetter-Ferguson methods.

Expected losses and loss adjustment expenses are determined based on earned premiums. The portion of the premium dollar expected to pay claims costs is referred to as the expected loss and loss adjustment expense ratio. The Company's emerging loss and loss adjustment expense ratios for each accident year are reviewed in detail at the end of each quarter as part of the reserve diagnostics testing. Accident year 2003 as of December 31, 2003, had an expected loss and loss adjustment expense ratio of approximately seven percentage points higher than accident year 2004 as of December 31, 2004, primarily due to a higher than expected increase in underwriting losses that began in the calendar year 2000. The Company believes that implementation of managements actions on certain problematic underwriting components had contributed to improved operating results which resulted in the lowering of the expected loss and loss adjustment expense ratio in 2004. Accident year 2004 as of December 31, 2004, and accident year 2005 as of December 31, 2005, both had substantially the same expected loss and loss adjustment expense ratio. The impact on the Company's 2004 financial statement reserves due to the decrease in the expected loss and loss adjustment expense ratio assumption was about $3.5 million. Approximately $1.6 million of the $3.8 million 2005 favorable development of prior year losses and loss adjustment expenses came from the 2003 accident year, which further substantiates the calendar year 2004 decrease in the expected loss and loss adjustment expense ratio assumption.

Development patterns are also reviewed quarterly and generally do not tend to change materially over time. Generally, the Company has very little property claim development subsequent to the end of an accident year. Although liability claims may take 10 or more years to fully develop, most of the development occurs in the first five to six years subsequent to the end of the accident year. However, liability claims are substantially developed by two years subsequent to the end of the accident year. Other than the change in the expected loss and loss adjustment expense ratio assumption discussed above, the Company's reserving methodology assumptions have not changed in the years presented and the only significant effect on the Company's financial statements has resulted from estimated costs being adjusted as actual costs emerge.

The Company also segregates most of its business into smaller homogeneous categories primarily for management's internal detailed business review and analysis. These homogenous categories used by the Company include various combinations and special groupings of its lines of business, programs types, states, and coverages. Some categories exclude certain items and/or others include certain items. Not all categories are defined in the same way. This analysis includes the tracking of historical claims costs and development patterns separately for each of these uniquely designed categories. Generally, neither the liability development patterns nor the property development patterns vary significantly by category.

                                   SEC Comment
                                   -----------

   o In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format and by tail the effect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

                              SEC Follow-Up Comment
                              ---------------------

   o Please revise your proposed disclosure of the potential variability of the most recent loss reserve estimate to provide the information by tail or by major homogenous category analyzed. Please assure that your proposed disclosure specifies the key assumptions that are most likely to drive the variability of the estimates, the scenarios quantified should present reasonably likely changes because such changes are likely to be more informative and less arbitrary than the 5% hypothetical change that we proposed to disclose and this may need to be based on information available to you and based on your judgment.

                                Company Response
                                ----------------
In future filings, we will enhance the document by adding a disclosure similar to the following:

Management makes its best estimate of the liability for unpaid claims costs as of the end of each fiscal quarter. Due to the inherent uncertainties in estimating the Company's unpaid claims costs, actual loss and loss adjustment expense payments should be expected to vary, perhaps significantly, from any estimate made prior to the settling of all claims. Variability is inherent in establishing loss and loss adjustment expense reserves, especially for a small insurer like the Company. For any given line of insurance, accident year, or other group of claims, there is a continuum of possible reserve estimates, each having its own unique degree of propriety or reasonableness. Due to the complexity and nature of the insurance claims process, there are potentially an infinite number of reasonably likely scenarios. The Company does not specifically identify reasonably likely scenarios other than utilizing management's best estimate.

The Company's calendar year 2005 net losses and loss adjustment expenses were $31,513,732. Of that amount, $3,824,464 (12%) was from net emerged claims costs during 2005 on incidents occurring prior to 2005 that were less than had been expected at the beginning of 2005. Any reduction in losses and loss adjustment expenses from redundancies in the Company's booked December 31, 2005 reserves over actual future payments, and/or any additional losses and loss adjustment expenses from actual future payments that exceed the Company's booked reserves, will be recognized in the consolidated statements of operations of future accounting periods.

The Company must estimate its ultimate losses and loss adjustment expenses using a very small claim population size. At the beginning of 2005, the Company had 778 open claim files. During 2005, 1,348 new claim files were opened and 1,357 claim files were closed, leaving 771 open claim files at the end of 2005. Due to the small size of the Company and the related small population of claims, the Company's losses and loss adjustment expenses for any accident year can vary significantly from the initial expectations. Due to the small number of claims, changes in claim frequency and/or severity can materially affect the Company's reserve estimate. The potential variability from management's best estimate cannot be measured from any meaningful statistical basis due to the numerous uncertainties in the claims reserving process and the small population of claims.

The Company's current expected loss and loss adjustment expense ratio assumption closely approximates the Company's historical average loss and loss adjustment expense ratio. A difference between the Company's current expected loss and loss adjustment expense ratio assumption and the actual loss and loss adjustment expense ratio for a given accident year will ultimately result in a dollar change (either higher or lower) that is a multiple of the earned premium for that year. The actual loss and loss adjustment expense ratio has been within five percentage points of the current expected loss and loss adjustment expense ratio in five of the Company's twenty-one years. Since the Company's net earned premium in 2005 was $50,477,920, a difference between the accident year 2005 actual and current expected loss and loss adjustment expense ratios of only five percentage points will ultimately impact losses and loss adjustment expenses by $2,523,896. The actual loss and loss adjustment expense ratio has been within ten percentage points of the current expected loss and loss adjustment expense ratio in eight of the Company's twenty-one years. A difference of ten percentage points on accident year 2005 will ultimately impact losses and loss adjustment expenses by $5,047,792. The actual loss and loss adjustment expense ratio has been within twenty percentage points of the current expected loss and loss adjustment expense ratio in thirteen of the Company's twenty-one years. A twenty percentage point difference between the accident year 2005 actual and the current expected loss and loss adjustment expense ratios will ultimately impact losses and loss adjustment expenses by $10,095,584. In addition, accident years 2004 and prior are still developing. Future development on those years might either offset or add to any future development that emerges on accident year 2005.

As of December 31, 2005, the loss and loss adjustment expense ratios for accident years 2002, 2003, 2004 and 2005 are all within five percentage points of the expected loss and loss adjustment expense ratios; however, these accident years have yet to fully develop. Of course, significant future favorable or unfavorable development is more likely on accident year 2005 than it is on accident year 2004, more likely on accident year 2004 than it is on accident year 2003, etc.

The Company's net loss and loss adjustment expense reserve was $76,235,467 as of December 31, 2005. Since underwriting income is a significant part of total income, a small percentage change in reserve estimates may result in a substantial effect on future reported earnings. Such changes might result from a variety of factors, including claims costs emerging in a different pattern than the average historical development patterns. Considering the continuum of possible development patterns, none of which is necessarily more or less likely than the next, one must consider the varying probabilities that the development pattern is off in varying degrees. If future development ultimately ends up being five percent different than the Company's booked 2005 reserve, approximately $3.8 million would be reflected in future period(s) as in increase or decrease in the provision for events of prior years and would be recognized in the Company's consolidated statement of operations in future periods. A variance of five percent of net loss and loss adjustment expense reserves is not an unlikely scenario. Similarly, a variance of ten percent of the Company's booked 2005 reserves would be reflected in approximately $7.6 million in future period(s) as an increase or decrease in the provision for events of prior years and would be recognized in the Company's consolidated statements of operations in future periods. This is also not an unlikely scenario. Differences of more than ten percent are also possible, though not quite as likely as differences of ten percent or less.

                                   SEC Comment
                                   -----------

Reinsurance. page 31
--------------------

     2. Please discuss and quantify in disclosure-type format the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those changes may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

                                Company Response
                                ----------------

In future filings, we will enhance the document by adding a disclosure similar to the following:

The Company's receivable from reinsurers represents an estimate of the amount of our future loss and loss adjustment expense payments that will be recoverable from the Company's reinsurers. These estimates are based upon our estimates of the ultimate losses and loss adjustment expenses that the Company expects to incur and the portion of those losses that are expected to be allocable to reinsurers based upon the terms of the reinsurance agreements. Given the uncertainty of the ultimate amounts of our losses and loss adjustment expenses, the estimates may vary significantly from the eventual outcome. The Company's estimate of the amounts receivable from reinsurers is regularly reviewed and updated by management as new data becomes available. The Company's assessment of the collectibility of the recorded amounts receivable from reinsurers is based primarily upon public financial statements and rating agency data. Any adjustments necessary are reflected in then current operations. We evaluate each of our ceded reinsurance contracts at their inception to determine if there is sufficient risk transfer to allow the contract to be accounted for as reinsurance under current accounting literature. At December 31, 2005, all such ceded contracts are accounted for as risk transfer reinsurance.

The following tables provide the effect of reinsurance on the Company's financial statements:

The effect of ceded reinsurance on financial position is as follows:

                                                                       Year ended December 31
                                                                       ----------------------
                                                               2005             2004             2003
                                                               ----             ----             ----
Ceded losses and loss adjustment expenses incurred
 on excess of loss treaties *
 --------------------------
     Ceded paid losses and loss adjustment expenses          $6,828,051       $5,121,775       $9,369,472
     Change in ceded case loss reserves                       2,160,070       (1,336,218)      (2,453,110)
     Change in ceded IBNR reserves                            3,400,000        2,200,000          400,000
                                                             ----------        ---------        ---------
        Total ceded losses incurred                         $12,388,121       $5,985,557       $7,316,362
                                                             ==========        =========        =========

Ceded loss and loss adjusting expense recoverable
 on excess of loss treaties
 --------------------------
     Ceded case loss and loss adjusting expense
       reserves recoverable                                  $3,979,081       $1,819,011       $3,155,229
     Ceded IBNR reserves recoverable                         21,700,000       18,300,000       16,100,000
                                                             ----------       ----------       ----------
        Total ceded loss and loss adjusting expense
          reserves recoverable                              $25,679,081      $20,119,011      $19,155,229
                                                             ==========       ==========       ==========

*There were no catastrophe losses incurred during the period covered by this table.



The effect of ceded reinsurance on results of
 operations is as follows:
                                                                       Year ended December 31
                                                                       ----------------------
                                                               2005             2004             2003
                                                               ----             ----             ----
Direct earned premium                                       $64,712,764      $67,890,808      $53,754,119
---------------------
Earned ceded premium
  Excess of loss treaty premium                              13,448,281       17,210,476       15,601,702
  Catastrophe  treaty premium                                   833,529          633,329          812,909
  Other                                                         (46,966)         (59,565)         233,409
                                                             ----------       ----------       ----------
     Total earned ceded premium                              14,234,844       17,784,240       16,648,020
Ceding commission                                             4,647,748        6,031,987        5,429,330
                                                              ---------       ----------       ----------
     Earned ceded premium, net of ceding commission          $9,587,096      $11,752,253      $11,218,690
                                                              =========       ==========       ==========


The effect of ceded reinsurance on cash flow is as follows:
                                                                       Year ended December 31
                                                                       ----------------------
                                                               2005             2004             2003
                                                               ----             ----             ----

Changes in reinsurance recoverable from statements
 of cash flows                                              $(7,253,268)       $(259,330)      $4,235,194

The Company's reinsurance strategy is to reduce volatility in its expected loss and loss adjustment expense results by protecting the Company against liabilities in excess of certain retentions, including major or catastrophic losses that may occur from any one or more of the property and/or casualty risks which it insures. On an annual basis, or sooner if warranted, the Company evaluates whether any changes to its retention, participation, or retained limits are necessary. The most significant change to the Company's reinsurance program during the three years ended December 31, 2005, was increasing its catastrophic reinsurance in 2005 from $15 million to $35 million.

The Company currently only writes business in the state of California. The types of businesses and the coverage limits written by the Company are not considered difficult lines for obtaining reinsurance. In addition, because the major catastrophe exposure is primarily from riots and fire following earthquakes, the Company does not anticipate significant limitations on its ability to cede future losses on a basis consistent with its historical results.

                                                              * * * * * *

In connection with our response to the Staff's comments, the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (818) 591-9800.

Sincerely,



/s/  Lester A. Aaron
Lester A. Aaron
Chief Financial Officer
Unico American Corporation